Special Meeting of Shareholders

   A special meeting of shareholders (the "Special Meeting") of the Motley Fool Independence Fund, Motley Fool Great America Fund and Motley Fool Epic Voyage Fund (each a "Fund" and together the "Funds") was held on December 21, 2016. At the Special Meeting, shareholders voted on one proposal - the Approval of an Agreement and Plan of Reorganization under which all of the assets of a Fund would be transferred to a corresponding newly formed series (each a "New Fund" and together the "New Funds") of the RBB Fund, Inc. (the "New Company"), in exchange solely for (i) shares of the New Fund having equal value, which would be distributed proportionately by class to the shareholders of the Fund as indicated below, and
(ii) the New Fund's assumption of the Fund's liabilities (each a "Proposed Reorganization" and collectively the "Proposed Reorganizations"). Further details regarding the proposal and the Special Meeting are contained in a definitive proxy statement filed with the Securities and Exchange Commission on October 14, 2016.

   At the Special Meeting, the proposal was approved by shareholders of each of the Funds as follows:

Number of       Number of Votes       Number of
Votes For         Against           Votes Abstain

Motley Fool Independence Fund
7,671,947         290,365           140,965

Motley Fool Great America Fund
5,024,147        150,435            110,496

Motley Fool Epic Voyage Fund
1,276,476        28,832             17,064